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Tel.: (604) 682-4002
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January 10, 2012	TSX: TMM, NYSE.A: TGD

NEWS RELEASE

Timmins Gold reports record production of 21,524 gold ounces in final quarter of 2011

December production of 8,504 gold ounces is best production month in Company history

Vancouver, BC - Timmins Gold Corp. (TSX:TMM, NYSE.A:TGD) is pleased to report preliminary production results for the Company’s third quarter and year ended December 31, 2011. The Company achieved record gold production of 21,524 gold ounces for the quarter, including a record month of 8,504 ounces of gold production for the month of December, 2011. The Company is pleased to report that the recovery ratio in December, 2011 was 76%. The recovery ratio for the period October 1, 2011 to December 31, 2011 was 65%, up from 55% in the same period last year. The recovery ratio is defined as the ratio of gold ounces produced divided by the number of contained gold ounces stacked over a specific period.

Category	Oct-Dec 2011	Oct-Dec 2010
Ore (Dry tonnes)	2,097,621	1,271,281
Ore tonnes placed on pads	1,327,299	1,208,678
Average Grade (g/t Au)	0.778	0.939
Waste Mined	4,160,488	4,498,925
Total Mined (tonnes)	6,258,109	5,770,206
Strip Ratio	1.98	3.54
Gold ounces produced	21,524	20,030
Gold ounces Sold	21,893	20,030
Days	92	92
Average Ore Processed (t/d)	14,427	13,137
Total Mined (t/d)	68,022	62,793

“The Company has focused on improving operational efficiencies and processes at the mine, and the production and sales results are reflected accordingly. The modifications to the mine have resulted in increased throughput and a significantly improved recovery ratio,” stated Mr. Bruce Bragagnolo, CEO of Timmins Gold Corp. “The Company continues to focus on organic resource and reserve growth at San Francisco and La Chicharra, and will follow up with an updated reserve and resource estimate in the first quarter of 2012 incorporating drill results from July, 2011 to December, 2011. The Company continues to realize current gold prices while generating strong operating cash flow on a quarter over quarter basis to internally fund all corporate initiatives.”

About Timmins Gold

Focused solely in Mexico, Timmins Gold Corp. is in commercial gold production at its wholly owned San Francisco gold mine in Sonora, Mexico. The mine is an open pit heap leach operation. Timmins Gold has forecast production at a rate in excess of 100,000 ounces of gold per year. (Micon International NI 43-101F1 Technical Report dated November, 2011).

Contacts:

Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Mineral Reserve Estimates

Timmins is subject to the reporting requirements of the applicable Canadian securities laws, and as a result we report our mineral reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by the SEC Industry Guide 7 (“Guide 7”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In particular, we report “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the SEC and generally, U.S. companies are not permitted to report resources in documents filed with the SEC. As such, certain information contained in this press release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC. In addition, an “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and you cannot assume that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. You are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the SEC.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations.

Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.